As filed with the Securities and Exchange Commission on October 20, 2017
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13 (E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
______________________________
KBS STRATEGIC OPPORTUNITY REIT, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, $0.01 par value per share
(Title of Class of Securities)
48242N 106
(CUSIP Number of Class of Securities)
Keith D. Hall
Chief Executive Officer
KBS Strategic Opportunity REIT, Inc.
800 Newport Center Drive, Suite 700
Newport Beach, California 92660
(949) 417-6500
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With copies to:
Robert H. Bergdolt, Esq.
Christopher R. Stambaugh
DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
(919) 786-2000
______________________________________________________

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee*:
$65,982,278 (a)	$7,785 (b)

(a)	Calculated as the maximum aggregate purchase price to be paid for shares of common stock.

(b)
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $115.90 per million of the amount of cash offered by the Company pursuant to Fee Rate Advisory No. 1 for Fiscal Year 2017 as to the $50,000,000 originally announced on September 14, 2017 and $124.50 per million of the amount of cash offered by the Company pursuant to Fee Rate Advisory No. 1 for Fiscal Year 2018 as to the $15,982,278 increase in the offered amount on October 18, 2017.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 7,785	Filing Party: KBS Strategic Opportunity REIT, Inc.
Form or Registration No.: 005-89627	Date Filed: September 14, 2017 and October 18, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO
This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities Exchange Commission (the “SEC”) on September 14, 2017 (collectively with Amendment Nos. 1 and 2, the “Schedule TO”) by KBS Strategic Opportunity REIT, Inc., a Maryland corporation (the “Company”), relating to the Company’s offer to purchase for cash up to 3,553,660 shares of the Company’s outstanding common stock, par value $0.01 per share (the “Shares”), or approximately $50 million of Shares, subject to the Company’s ability to increase the number of Shares accepted for payment in the offer by up to, but not more than, 2% of the Company’s outstanding Shares (resulting in a commensurate increase in the number of Shares by up to approximately 1.1 million Shares) without amending or extending the offer in accordance with rules promulgated by the SEC, at a purchase price of $14.07 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 14, 2017, and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(i) and (a)(ii), respectively. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.
The information contained in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(i) and (a)(ii), respectively, is incorporated into this Amendment No. 2 by reference in response to all the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Items 1 through 11.
Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:
The Company has received the final results of the tender offer, which expired at midnight Eastern Time, on October 12, 2017. Based on the final count by DST Systems, Inc. (“DST”), the depositary, paying agent and information agent for the tender offer, a total of 5,678,837 Shares were properly tendered and not properly withdrawn. In accordance with the terms and conditions of the tender offer and rules promulgated by the SEC, the Company decided to increase the number of Shares accepted for payment in the offer by up to 1,135,912 Shares. Therefore, in accordance with the terms and conditions of the tender offer, the Company accepted for purchase up to 4,688,671 Shares properly tendered and not properly withdrawn prior to the expiration of the tender offer at a purchase price of $14.07 per Share, or approximately $66.0 million of Shares, excluding fees and expenses relating to the tender offer.
The Shares purchased in the tender offer represent approximately 8.3% of the Company’s issued and outstanding Shares as of October 19, 2017. Following settlement of the tender offer, the Company has 52,106,961 Shares outstanding.
Item 12. Exhibits.
The Exhibit Index appearing after the signature page hereto is incorporated by reference.
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

KBS STRATEGIC OPPORTUNITY REIT, INC.

Dated: October 20, 2017	BY:	/s/ Keith D. Hall
Keith D. Hall
Chief Executive Officer

EXHIBIT INDEX

(a)(i)*	Offer to Purchase, dated September 14, 2017

(a)(ii)*	Form of Letter of Transmittal (including Instructions to Letter of Transmittal and Odd Lot Certification Form)

(a)(iii)*	Summary Advertisement, dated September 14, 2017

(a)(iv)*	Letter Provided to Stockholders Requesting Redemptions Under Share Redemption Program

(a)(v)*	Letter Provided to All Stockholders

(a)(vi)*	Excerpt from Current Report on Form 8-K, filed on September 14, 2017

(b)	None.

(d)(i)	Fifth Amended and Restated Dividend Reinvestment Plan, incorporated by reference to Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q filed May 14, 2015

(d)(ii)	Tenth Amended and Restated Share Redemption Program, incorporated by reference to Exhibit 99.4 to the Company's Current Report on Form 8-K filed December 15, 2016

(h)	None.
__________________
* Previously Filed.

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